SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] 07.526.557/0001-00

NIRE [Corporate Registration Identification Number]  35.300.368.941

A Publicly-Held Company

EXTRAORDINARY GENERAL SHAREHOLDER' MEETING

CALL NOTICE

The shareholders of Ambev S.A. (the “Company”) are invited to attend a meeting to be held on October 1st, 2014, at 2:00 p.m., at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4º andar, Itaim Bibi, in the City and State of São Paulo, for the Extraordinary General Meeting, to resolve on the following Agenda:

(i)

to examine, discuss and approve all the terms and conditions of the Protocol and Justification of Merger of Londrina Bebidas Ltda. with and into Ambev S.A., entered into by and among the Company’s managers and by the quotaholder of Londrina Bebidas Ltda. ("Londrina Bebidas") (“Protocol and Justification” and “Merger”, respectively);

(ii)

to ratify the retention of the specialized firm APSIS Consultoria Empresarial Ltda. (“APSIS”) to prepare the valuation report of the net equity of Londrina Bebidas, based on its book value, for purposes of sections 227 and 8 of Law No. 6,404/76 (“Valuation Report”);

(iii)	to approve the Valuation Report;
(iv)	to approve the Merger;
(v)

to amend the first part of article 5 of the Company’s By-laws in order to reflect possible capital increases approved within the limit of the authorized capital and confirmed by the members of the Company’s Board of Directors until the date of the extraordinary general shareholders’ meeting;

(vi)	to authorize the Company’s Executive Committee to perform all acts necessary for the consummation of the Merger; and
(vii)	to amend and restate the Company’s By-laws, in accordance with Company’s Management Proposal.

General Information:

➢  All  documents in connection with the agenda of the Extraordinary General Meeting are available at the Company’s headquarters, on the Company’s Investor Relations’  website (http://ri.ambev.com.br) and on the websites of the Brazilian Stock Exchange - BM&FBOVESPA S.A. (www.bmfbovespa.com.br) and of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br).

➢  Shareholders or their legal representative shall attend the Extraordinary General Meeting with documents to prove their identity. It is hereby requested that proxies containing special powers for representation in the Extraordinary General Meeting be filed with the Company’s Legal Department, to the attention of the Company’s General Counsel, Mr. Pedro de Abreu Mariani, at least three business days in advance of the Extraordinary General Meeting.

➢  Shareholders taking part in the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros Registered Stocks Fungible Custody that plan on attending this Extraordinary General Meeting shall submit a statement containing their respective stock ownership, issued by qualified entity, within 48 hours prior to the meeting.

São Paulo, September  2nd , 2014.

Victorio Carlos De Marchi

Co-Chairman of the Board of Directors

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2014

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer